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Exclusive Purchase Agreement

As of January 28th 2021

This exclusive purchase agreement (the “Purchase Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of time from the date of this Purchase Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Period.

▪You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

▪Seller will receive payment of the Consideration for the associated Asset(s), as outlined below.

Other:

▪This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Seller.

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Asset:	1960 Signed Mickey Mantle Game-Worn Road Jersey Graded MEARS A10
Description:	Cert # 317599
Total Acquisition Cost:	$ 800,000.00
Consideration: Cash ($) Equity (%) Total

$ 375,000.00

$ 425,000.00 (21,250 Membership interest in the series that acquires title to the asset, representing a 50% interest in such series. As of the closing, the aggregate value of such membership interests shall be $425,000)

$ 800,000.00

Other Terms: Down Payment Cash Payment	$ 25,000.00 due on signing $350,000.00 Cash due upon offering fully funded

Additional Terms & Conditions:

•Notwithstanding anything to the contrary, without our prior written consent (which may be withheld in our sole discretion), you will not, directly or indirectly, offer, pledge, sell, transfer, hypothecate, mortgage, grant or encumber, sell or grant any option, purchase any option, enter into any arrangement or contract to do any of the foregoing, or otherwise transfer, dispose or Encumber any interest in the membership interests comprising the “Equity” portion of the Consideration set forth above.

•Provided that you comply with your covenants, agreements and obligations set forth in this Option Agreement, we agree to lend the Asset to you. In turn, you may lend such Asset to the DePace Sports Museum at its principal location in New Jersey (the “Museum”) for display at the Museum, provided that (A) you notify us in advance when the Asset is so lent to the Museum, (B) such loan arrangement is made pursuant to a written agreement with the Museum on terms and conditions that are satisfactory to us in our sole discretion (including, upon our request, making us a party thereto) and (C) the Museum at all times stores, protects, insures and maintains the Asset on terms acceptable to us in our sole discretion. You will enforce against the Museum the terms and conditions of any such written agreement at, and in accordance with, our direction. You will also enforce for our benefit, and as reasonably directed by us, your rights under such written agreement with the Museum as if we were a party thereto in your place and permit us to enforce any rights arising with respect thereto. For clarity, we will retain title to and ownership of the Asset at all times notwithstanding anything to the contrary in this Option

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Agreement.
 When the Asset is in your possession, you will store, protect and maintain the Asset as part of your inventory exercising a standard of care no less than the standard applied in storing, protecting and maintaining the Asset immediately prior to the date of this Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to storing, protecting and maintaining valuable collectible assets of the nature and type of the Asset. Further, you will cause the Museum to display, store, protect and maintain the Asset as part of its collection exercising a standard of care no less than the standard applied in displaying, storing, protecting and maintaining the Asset immediately prior to the date of this Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to displaying, storing, protecting and maintaining valuable collectible assets of the nature and type of the Asset.

•We will have the right to inspect the Asset at any time. You will, and will cause the Museum to, take all actions reasonably requested by us to safeguard, protect and preserve the Asset.

•In the event the Asset is lost, stolen, damaged or destroyed or its value is otherwise impaired or diminished at any time when the Asset is not in our possession in connection with any loan thereof to you or the Museum, you will promptly pay to us an amount equal to the fair market value of the Asset immediately prior to the date the Asset was lost, stolen, damaged or destroyed or its value was otherwise impaired or diminished.

Acknowledged and Agreed:

By: /S/ George Leimer	By: /S/ Ken Goldin
RSE Archive, LLC	SELLER
Name:George Leimer	Name: Ken Goldin
Title: Chief Executive Officer	Title: Principal